SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Compugen Ltd.

(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share (“Ordinary Shares”)

 (Title of Class of Securities)

M25722105

 (CUSIP Number)

December 31, 2012

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M25722105

1	NAMES OF REPORTING PERSONS Martin S. Gerstel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,874,598
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER 1,874,598
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,598 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1    (a).           Name of Issuer

Compugen Ltd., an Israeli company (the “Issuer”)

Item 1    (b).           Address of Issuer’s Principal Executive Offices

72 Pinchas Rosen Street
Tel Aviv, 69512
Israel

Item 2     (a).           Name of Person Filing

Martin S. Gerstel

Item 2     (b).           Address of Principal Business Office or, if None, Residence

The business address of Mr. Gerstel is 72 Pinchas Rosen Street, Tel-Aviv 69512, Israel.

Item 2     (c).           Citizenship

United States

Item 2     (d).           Title of Class of Securities

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share

Item 2     (e).           CUSIP Number

M25722105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Section 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

The aggregate number of Ordinary Shares owned by Mr. Gerstel as of December 31, 2012 was 2,374,598.  Consists of the following ordinary shares:

•
500,000 shares held by Shomar Corporation, of which Mr. Gerstel is a director and Mr. Gerstel and his wife are the sole shareholders.  Mr. Gerstel has shared voting and dispositive power with respect to these shares.

•	619,033 shares held by Merrill Lynch IRA for Martin Gerstel, of which Mr. Gerstel is the beneficiary. Mr. Gerstel has sole voting and dispositive power with respect to these shares.

•
734,735 shares held in a trust, for which Mr. Gerstel and his immediate family are the beneficiaries.  Mr. Gerstel is the trustee of this trust and has sole voting and dispositive power with respect to these shares.

•
Also includes 520,830 shares subject to options that are currently exercisable or that become exercisable within 60 days of December 31, 2012. Mr. Gerstel is deemed to have sole voting and dispositive power with respect to these shares.

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(b)          Percent of class:

The aggregate percent of the class is 6.4%.

The information provided under this section is based on 36,590,478 Ordinary Shares outstanding on December 31, 2012.

(c)           Number of shares as to which such person has:

    (i)       Sole power to vote or to direct the vote: 1,874,598

    (ii)      Shared power to vote or to direct the vote:  500,000

    (iii)     Sole power to dispose or to direct the disposition of: 1,874,598

    (iv)     Shared power to dispose or to direct the disposition of:  500,000

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013 _____________________________ (Date)
/s/ Martin S. Gerstel ___________________________ (Signature)
Martin S. Gerstel _____________________________ (Name)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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